Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10910

SUPPLEMENT DATED MARCH 21, 2019

TO OFFERING CIRCULAR DATED JANUARY 21, 2019

SLIDEBELTS INC.

5272 Robert J Matthews Pkwy

El Dorado Hills, CA 95762

+1 (888) 754-3311

www.slidebelts.com

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated January 21, 2019 of SlideBelts Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the current business address of the Company on the cover page of our Offering Circular.
•	Identify a change in a subordinate financial position, in which Cameron Diegle is no longer with the Company following his departure in January 2019, and Kennard Boutté-Nears has been appointed Vice President of Finance.
•	Append the discussion of “Securities Being Offered” to include certain offering perks to be provided to all investors in this offering, including those investors that have already committed funds.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

	Position	Age	Date Appointed to Current Position
Executive Officers
Brig Taylor	Chief Executive Officer, President	34	September 2015
Michelle Taylor	Chief Creative Officer	31	August 2018
Frederick Lilley	Chief Operating Officer	38	January 2015
Navi Singh	Senior Administrative Officer, Secretary	38	August 2018
Kennard Boutté-Nears	VP of Finance	26	November 2018
Courtney Abrew	HR Manager	25	April 2016
Directors
Brig Taylor	Director	34	June 2013
Chris Gordon	Director	44	June 2013
Alex Chnaiderman	Director	36	October 2017

Kennard Boutté-Nears, Vice President of Finance

Kennard Boutté-Nears joined SlideBelts in 2017 as a Senior Accountant. In 2018, he was appointed SlideBelt’s Vice President of Finance. Prior to joining SlideBelts, Kennard was a Corporate Accountant at ViaSat, Inc., where he began in 2015. Kennard is a certified public accountant in the State of California, and earned a B.S. degree in Accounting from California State University, Fresno.

SECURITIES BEING OFFERED

Investor Perks

To encourage participation in the Offering, the Company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are promotional discounts on future purchases of the products sold by the Company, or a “thank you” to investors that help the Company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The Company anticipates that the perks for this offering are as follows:

Tier 1 – Available to all investors

•	Free shipping for life within the United States.
•	Exclusive discounts when the Company announces special, investor-only sales or an extra discount percentage on select sales.
•	Early access to new products before the general release to the public.
•	Non-binding votes and investor surveys on new products and product designs.
•	Collectable stock certificate.
•	Name on our investor wall.

Tier 2 – Available for all investors that have invested at least $500

In addition to the Tier 1 perks:

•	Free premium belt (estimated cash value $98).

Tier 3 – Available for all investors that have invested at least $1,000

In addition to the Tier 1 and Tier 2 perks:

•	Fee Survival Belt (estimated cash value $150).

Tier 4 – Available for all investors that have invested at least $5,000

In addition to the Tier 1, Tier 2, and Tier 3 perks:

•	Free watch/belt set (estimated cash value $125).

Tier 5 – Available for all investors that have invested at least $10,000

In addition to the Tier 1, Tier 2, Tier 3, and Tier 4 perks:

•	20-min call with Founder & CEO, Brig Taylor.

Tier 6 – Available for all investors that have invested at least $25,000

In addition to the Tier 1, Tier 2, Tier 3, Tier 4, and Tier 5 perks:

•	Travel and accommodations to Sacramento, CA to visit our headquarters and lunch with our team (estimated cash value $2,250).